
07008327

COMMISSION
549


SEC MAIL PROCESSING
RECEIVED
AUG 2 9 2007
WASH. DC
188
SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8-52010

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2006 (MM/DD/YY) AND ENDING June 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Golden Beneficial Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5850 San Felipe, Ste.111
(No. and Street)

Houston, Tx 77057
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jennifer Woods (713)781-9708
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gainer Donnelly & Desroches
(Name – *if individual, state last, first, middle name*)

5847 San Felipe, Ste.1100, Houston, Tx 77057
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 0 5 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jennifer Woods, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Golden Beneficial Securities Corporation, as of the 30th of June, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title



LYEA L. DOUGLAS
Notary Public, State of Texas
My Commission Expires
June 26, 2011

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOLDEN BENEFICIAL SECURITIES CORPORATION

TABLE OF CONTENTS

GD&D

GAINER DONNELLY & DESROCHES

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Golden Beneficial Securities Corporation
Houston, Texas

We have audited the accompanying statement of financial condition of Golden Beneficial Securities Corporation (the "Company") as of June 30, 2007, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golden Beneficial Securities Corporation as of June 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United Stated of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gainer, Donnelly & Desroches, LLP

August 23, 2007

Gainer, Donnelly & Desroches, LLP
Certified Public Accountants
5847 San Felipe, Suite 1100
Houston, Texas 77057
TEL 713.621.8090
FAX 713.621.6907
www.gddcpa.com

GOLDEN BENEFICIAL SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2007

ASSETS

ASSETS:		
Cash and Cash Equivalents	$	169,680
Deposits with Clearing Organizations		121,789
Marketable Securities		168
Commissions Receivable		161,436
Prepaid Expenses		245
Property and Equipment, Net		3,796
Deferred Income Taxes		1,624
TOTAL ASSETS	$	458,738

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts Payable	$	28,160
Accrued Liabilities		46,016
Commissions Payable		99,346
Introduced Account Deficits		58,265
Income Taxes Payable		2,823
TOTAL LIABILITIES		234,610
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Common Stock, $1.00 Par Value, 100,000 Shares Authorized, 30,000 Shares Issued and Outstanding		30,000
Additional Paid-in Capital		175,088
Retained Earnings		18,993
Net Unrealized Gains on Marketable Securities		47
Total Stockholders' Equity		224,128
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	458,738

The accompanying notes are an integral part of these financial statements

GOLDEN BENEFICIAL SECURITIES CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2007

REVENUES:		
Commission, Fee and Interest Income	$	3,588,564
OPERATING EXPENSES		3,659,836
LOSS BEFORE PROVISION FOR INCOME TAXES		(71,272)
PROVISION FOR INCOME TAXES:		
Current Tax Benefit		(13,198)
Deferred Tax Benefit		(1,988)
Total Provision for Income Taxes		(15,186)
NET LOSS	$	(56,086)

The accompanying notes are an integral part of these financial statements

GOLDEN BENEFICIAL SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, Beginning of Year	$ 30,000	$ 175,088	$ 75,079	$ -	$ 280,167
Changes in Net Unrealized Gains on Available for Sale Marketable Securities	-	-	-	47	47
Net Loss	-	-	(56,086)	-	(56,086)
Balance, End of Year	$ 30,000	$ 175,088	$ 18,993	$ 47	$ 224,128

The accompanying notes are an integral part of these financial statements.

GOLDEN BENEFICIAL SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(56,086)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:		
Depreciation		1,190
Deferred Income Taxes		(1,988)
(Increase) Decrease in:		
Deposits with Clearing Organizations		(780)
Commissions Receivable		154,557
Prepaid Expenses		56
Increase (Decrease) in:		
Accounts Payable		2,059
Accrued Liabilities		(12,767)
Commissions Payable		(129,635)
Income Taxes Payable		(15,912)
Total Adjustments		(3,220)
Net Cash Used in Operating Activities		(59,306)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of Marketable Securities		(121)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(59,427)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		229,107
CASH AND CASH EQUIVALENTS, END OF YEAR	$	169,680
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash Paid for Interest	$	437

The accompanying notes are an integral part of these financial statements

GOLDEN BENEFICIAL SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business Activity

Beneficial Securities, Inc. ("Beneficial") was organized on October 27, 1997 under the laws of the State of Texas to engage solely in the business of a registered broker-dealer. Effective March 23, 1999, Beneficial changed its name to Golden Beneficial Securities Corporation (the "Company"). The Company operates in Houston, Texas brokering investments to a select group of investors primarily in the equity securities industry.

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements. The financial statements and notes are representations of management, who are responsible for their integrity and objectivity. These accounting policies reflect industry practices, conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements. The following items comprise the significant accounting policies of the Company.

Basis of Accounting

The Company maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Accounting principles followed by the Company and the methods of applying those principles, which materially affect the determination of financial position, results of operations and cash flows are summarized below.

Revenue Recognition

Revenues are recognized at the date of funding, which typically occurs in conjunction with the brokered deal.

Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash Equivalents

Cash equivalents include all short-term, highly liquid investments which are readily convertible into cash and have a maturity when purchased of three months or less.

Cash Concentration

The Company maintains cash and cash equivalents with a financial institution in Houston, Texas. From time to time, cash balances may exceed the federally insured levels. Management believes the credit risk is low due to the overall financial strength of the financial institution. At June 30, 2007, the Company had amounts exceeding the federally insured levels.

Commissions Receivable

Commissions receivable represent amounts owed to the Company which are expected to be collected within the next twelve months. Management evaluates receivables on an ongoing basis and establishes an allowance for doubtful accounts for specific accounts the Company considers uncollectible. At June 30, 2007, an allowance for doubtful accounts was not considered necessary as all accounts were considered collectible

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Expenditures for additions, major renewal and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income. Depreciation is computed using the straight line method over the estimated useful lives of the assets of 5 years. Depreciation expense charged to operations for the year ended June 30, 2007 totaled $1,190.

Property and equipment consists of office furniture and computer equipment with a cost of $5,952, net of accumulated depreciation of $2,156.

NOTE 2 - INCOME TAXES

The Company uses the liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Deferred income taxes are recognized based on the differences between financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amount expected to be realized. The provision for income tax represents the tax payable for the period and the change during the period in deferred tax assets or liabilities.

The temporary differences that give rise to deferred taxes are related to using the cash basis for income tax reporting and the accrual basis for financial reporting. The tax effects of temporary differences related to deferred taxes shown on the statement of financial condition are as follows:

Deferred Tax Assets:	
Accounts Payable, Accrued Liabilities, and Commissions Payable	$ 25,876
Deferred Tax Liabilities:	
Commissions Receivable	(24,215)
Prepaid Expenses	(37)
Net Deferred Tax Asset	$ 1,624

The Company files a calendar year tax return. As of June 30, 2007, the Company had no operating loss carryforwards.

The Company's effective income tax rate differs from what would be expected if the federal statutory rate were applied to the loss before provision for federal income tax primarily due to use of graduated tax rates and differences between reporting periods for financials and tax reporting purposes.

NOTE 3 - MARKETABLE SECURITIES

Marketable securities consist of stocks. These securities are classified as available for sale and are reported at fair value. At June 30, 2007, available for sale securities with a cost of $121 had a fair value of $168. Unrealized gains and losses are excluded from earnings and included as a component of other comprehensive income. However, at June 30, 2007, the unrealized gain was not reported net of tax due to the insignificance of the tax effect. The Company uses the specific identification method in determining realized gains and losses on the sale of securities

NOTE 4 - RELATED PARTY TRANSACTIONS

An affiliate related through common ownership, Augusta Securities, Ltd., provides several management and administrative services on behalf of the Company and charges management fees for these services. The management fees are not necessarily indicative of the costs that would have been incurred had the Company been a separate and independent operation. For the year ended June 30, 2007, management fees totaled $596,398 and are included in operating expenses on the accompanying statement of operations and retained earnings. At June 30, 2007, the Company owed Augusta $45,000 which is included in accrued liabilities on the accompanying statement of financial condition.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2007, the Company had net capital of $218,438, which was $202,797 in excess of its required net capital of $15,641. The Company net capital ratio was 1.07 to 1.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The nature of the Company's business subjects it to claims, lawsuits/arbitrations, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate resolution of such matters cannot be determined at the current time and there can be no assurance that these matters will not have a material adverse effect on the Company in any future period. However, it is the opinion of management that the ultimate outcome of any such matters foreseeable at this time will not have a material adverse impact on the financial condition or operating results of the Company.

The Company has entered into agreements with brokers ("carrying brokers") to execute certain securities transactions on behalf of its customers. The Company discloses these arrangements to its customers. The Company is subject to off-balance sheet risk in that it may be responsible for losses incurred by the carrying brokers resulting from a customer's failure to complete securities transactions as provided for in the agreements. At June 30, 2007, the Company has accrued $58,265 for these losses. This amount is included in introduced account deficits on the accompanying statement of financial condition.

GOLDEN BENEFICIAL SECURITIES CORPORATION
SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
IN ACCORDANCE WITH RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2007

Net Capital:		
Stockholders' Equity from Statement of Financial Condition	$	224,128
Non Allowable Assets		(5,665)
		218,463
Haircuts:		
Other Securities - 15% of Current Market Value		25
NET CAPITAL	$	218,438
Computation of Basic Net Capital Requirement:		
Minimum Net Capital Required (6-2/3% of aggregate indebtedness of $234,610)	$	15,641
Minimum Dollar Net Capital Requirement		5,000
Excess Net Capital		202,797
Excess Net Capital at 1000%	$	194,977
Computation of aggregate indebtedness:		
Total Liabilities from Statement of Financial Condition	$	234,610
Ratio:		
Aggregate Indebtedness to Net Capital		1.07 to 1

Reconciliation with Company's Computation (included in Part II of Form X-17a-5 as of June 30, 2007)

Net Capital as reported in Company's Part II (unaudited) FOCUS report	$	221,260
Less: FIT Payable		(2,822)
Net Capital as Reported Above	$	218,438

See Independent Auditor's Report

GOLDEN BENEFICIAL SECURITIES CORPORATION
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
JUNE 30, 2007

Golden Beneficial Securities Corporation does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

See Independent Auditor's Report

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Golden Beneficial Securities Corporation
Houston, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Golden Beneficial Securities Corporation (the "Company"), as of and for the year ended June 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rules 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Gainer, Donnelly & Desroches, LLP
Certified Public Accountants
5847 San Felipe, Suite 1100
Houston, Texas 77057
TEL 713.621.8090
FAX 713.621.6907
www.gddcpa.com

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the U.S. such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily disclose all matters in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gainer, Donnelly & Desroches, LLP

August 23, 2007

END

Gainer, Donnelly & Desroches, LLP
Certified Public Accountants
5847 San Felipe, Suite 1100
Houston, Texas 77057
TEL 713.621.8090
FAX 713.621.6907
www.gddcpa.com